ECARX Announces Board Change
LONDON, Oct. 31, 2025 (GLOBE NEWSWIRE) – ECARX Holdings Inc. (Nasdaq: ECX) (“ECARX” or the “Company”), a global mobility tech provider, today announced the appointment of Ms. Lone Foenss Schroeder as a director of the Company, effective on October 31, 2025, to replace Ms. Ni Li, who has tendered her resignation as a director of the Company effective on the same day due to personal reasons.
Lone Foenss Schroeder is an experienced international CEO and Chairperson with decades of leadership across the automotive, technology, finance, retail and industrial sectors. She has been a driving force behind high-impact partnerships among leading industry players, shaping transformative collaboration and innovation across the global industrial landscape.
She currently serves as Chairperson of Geely Sweden Holdings AB and IKEA´s Ikano Bank, and as Chair of the Nomination Committee at Volvo Cars, where she has been a central force in the company’s shift towards electrification, software-defined vehicles, and new mobility models.
Lone has previously served as CEO of Concordium, Wallenius Lines, and Star Air (Maersk), and spent more than 20 years in senior executive roles at A.P. Møller – Maersk. She is advisor for leading technology platform companies, including ServiceNow and works with AI, digital end-to-end platforms, and data-driven transformation.
Lone is Danish and lives in Switzerland and holds master’s degrees in business & economics from Copenhagen Business School and the in law from University of Copenhagen, and studied Web3 Technologies at MIT Sloan School of Management.

About ECARX
ECARX (Nasdaq: ECX) is a global automotive technology provider with capabilities to deliver turnkey solutions for next-generation smart vehicles, from the system on a chip (SoC), to central computing platforms, and software. As automakers develop new electric vehicle architectures from the ground up, ECARX is developing full-stack solutions to enhance the user experience, while reducing complexity and cost.
Founded in 2017 and listed on the Nasdaq in 2022, ECARX now has over 1,600 employees based in 13 major locations in China, UK, USA, Singapore, Malaysia, Sweden and Germany. The co-founders are two automotive entrepreneurs, Chairman and CEO Ziyu Shen, and Eric Li (Li Shufu), who is also the founder and chairman of Zhejiang Geely Holding Group — with ownership interests in global brands including Lotus, Lynk & Co, Geely, Galaxy, Polestar, Smart, and Volvo Cars. ECARX also works with other well-known automakers, including Volkswagen Group, FAW Group and Dongfeng Peugeot-Citroën. To date, ECARX products can be found in over 9.3 million vehicles worldwide.

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Forward-Looking Statements
This release contains statements that are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s beliefs and expectations as well as on assumptions made by and data currently available to management, appear in a number of places throughout this document and include statements regarding, amongst other things, results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. The use of words “expects”, “intends”, “anticipates”, “estimates”, “predicts”, “believes”, “should”, “potential”, “may”, “preliminary”, “forecast”, “objective”, “plan”, or “target”, and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including, but not limited to statements regarding our intentions, beliefs or current expectations concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, and the markets in which we operate.
For a discussion of these and other risks and uncertainties that could cause actual results to differ materially from those expressed in any forward-looking statement, see ECARX’s filings with the U.S. Securities and Exchange Commission. ECARX undertakes no obligation to update or revise and forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.

Investor Contacts:
ir@ecarxgroup.com
Media Contacts:
ecarx@christensencomms.com
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